                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 1)

                                    Acordia, Inc.
                                   (Name of Issuer)


                            Common Stock, $1.00 Par Value

                            (Title of Class of Securities)


                                      004929105
                                    (CUSIP Number)


                                 James E. Evans, Esq.
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536

                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)


                                    April 3, 1995
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X].

                                  Page 1 of 14 Pages

          CUSIP NO. 004929105           13D             Page 2 of 14 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    American Premier Group, Inc.               31-1422526
                    American Financial Corporation             31-0624874

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio corporations

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                     - - -

          8    SHARED VOTING POWER

                    2,300,000 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     - - -

          10    SHARED DISPOSITIVE POWER

                    2,300,000 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,300,000 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.6% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    HC
                    CO

          CUSIP NO. 004929105           13D             Page 3 of 14 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner
                    Carl H. Lindner III
                    S. Craig Lindner
                    Keith E. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizens

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                     - - -

          8    SHARED VOTING POWER

                    2,300,000 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     - - -

          10    SHARED DISPOSITIVE POWER

                    2,300,000 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,300,000 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.6% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          Item 1.   Security and Issuer.

               This Amendment No. 1 to Schedule 13D is filed on behalf of American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Premier, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D filed by AFC and Carl H. Lindner on October 14, 1993, relative to the Common Stock, par value $1.00 per share ("Acordia Common Stock"), issued by Acordia, Inc., a Delaware corporation ("Acordia"). American
          Premier, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner are being added as Reporting Persons as a result of the transaction described in Item 3 below.

               The principal  executive offices  of Acordia are  located at
          120 Monument Circle, Indianapolis, Indiana 46204. Items not included in this amendment are either not amended or are not applicable.

               As of April 7, 1995, the Lindner Family beneficially owned approximately 49.8% of the outstanding common stock of American Premier and American Premier beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

          Item 2.   Identity and Background.

               See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, American Premier and AFC.

          Item 3.   Source and Amount of Funds or Other Consideration.

               On April 3, 1995, American Premier acquired 100% of the common stock of AFC from the Lindner Family in a transaction involving the merger of AFC and a wholly-owned subsidiary of American Premier. As a result of that transaction, American Premier became the beneficial owner of all of the equity securities held by AFC and its subsidiaries, including Great American Insurance Company ("GAI"), a wholly-owned subsidiary of AFC. The shares of Acordia Common Stock to which this Statement relates are held by GAI.

               Through their ownership of approximately 49.8% of the outstanding common stock of American Premier and their positions as directors and executive officers of American Premier, the members of the Lindner Family may be deemed to be controlling persons with respect to American Premier.

          Item 4.   Purpose of Transaction.

               The Reporting Persons consider their beneficial ownership of Acordia Common Stock as an investment in the ordinary course of business. From time to time, and subject to the limitations set forth in the Standstill Agreement referred to in Item 6, the Reporting Persons may acquire additional shares of Acordia Common Stock or dispose of all or some of the shares of Acordia Common Stock which they beneficially own. The Reporting Persons have no present plans to acquire control of Acordia but intend to review their investment in Acordia on a continuing basis and may change their plans depending upon future developments.

               Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

               As of April 3, 1995, the Reporting Persons beneficially owned 800,000 shares of Acordia Common Stock, which represents 5.2% of Acordia outstanding Common Stock, and warrants to purchase 1,500,000 shares of Acordia Common Stock. The warrants are exercisable until October 2003, at a price of $25 per share and, if exercised and aggregated with the Acordia Common Stock already owned, would represent 13.6% of Acordia Common Stock.

               GAI shares with the Reporting Persons the power to vote, or to direct the voting of, and the power to dispose, or to direct the disposition of, the shares of Acordia Common Stock held by such company.

               Except as set forth in this Item 5, to the best knowledge and belief of the undersigned, no transactions involving Acordia Common Stock have been effected during the past 60 days by the Reporting Persons or by American Premier's or AFC's directors or executive officers.

          Item 6.   Contracts,     Arrangements,      Understandings     or
                    Relationships with Respect to Securities of the Issuer.

               In a Common Stock Registration Agreement, Acordia has granted AFC certain rights with respect to the registration under the Securities Act of 1933 of its shares of Acordia Common Stock. Also under this agreement, AFC has granted Acordia a right of first offer of the Acordia Common Stock in the event that AFC proposes to offer such shares publicly. Also, Acordia and GAI have entered into a Standstill Agreement, a copy of which was attached as Exhibit 2 to the Reporting Persons' original filing on Schedule 13D.

          Item 7.   Material to be filed as Exhibits.

               (1)  Schedule referred to in Item 2.

               (2)  Agreement  required  pursuant  to   Regulation  Section
                    240.13d-1(f)(1)   promulgated   under  the   Securities
                    Exchange Act of 1934, as amended.

               (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.


               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

          Dated:  April 12, 1995


                                        AMERICAN PREMIER GROUP, INC.


                                        By: James E. Evans
                                            James E. Evans, Senior Vice
                                              President and General Counsel

                                        AMERICAN FINANCIAL CORPORATION


                                        By: James C. Kennedy

                                            James   C.    Kennedy,   Deputy
          General
                                              Counsel and Secretary



                                           Carl H. Lindner

                                           Carl H. Lindner



                                           Carl H. Lindner III

                                           Carl H. Lindner III



                                           S. Craig Lindner

                                           S. Craig Lindner

                                           Keith E. Lindner

                                           Keith E. Lindner
          (ACORDIA.#1)

          Exhibit 1

          Item 2.  Identity and Background.

               American Premier is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. American Premier operates through indirect, wholly-owned and majority-owned subsidiaries (including AFC and American Premier Underwriters, Inc.) and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations.

               Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Premier. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

               Carl H. Lindner III's principal occupation is as President of American Premier.

               S.  Craig  Lindner's  principal   occupations  are  as  Vice
          Chairman of American Premier and President of American Annuity Group, Inc., a subsidiary of American Premier.

               Keith E. Lindner's principal occupations are as Vice Chairman of American Premier and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Premier.

               The identity and background of the executive officers, directors and controlling persons of American Premier (other than the Lindner Family, which is set forth above) are as follows:

               1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Premier. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

               2.  James E.  Evans' principal occupation is as  Senior Vice
          President  and  General  Counsel  of  American  Premier.   He  is
          presently a director of American Premier.

               3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Premier. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

               4. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of American Premier. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

               5. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Premier. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

               6.  Neil M. Hahl's principal occupation  is as a Senior Vice
          President of American  Premier.   He is presently  a director  of
          American Premier.

               7. Robert W. Olson's principal occupation is as Senior Vice President and Secretary of American Premier. He is presently a director of American Premier.

               8. Fred J. Runk's present principal occupation is as Senior Vice President and Treasurer of American Premier.

               9. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Premier.

               The identity and background of the executive officers, directors and controlling persons of AFC (other than the Lindner Family, which is set forth above) are as follows:

               1. Robert D. Lindner's principal occupation is as Chairman of the Board of Directors of United Dairy Farmers, Inc. He is presently a director of AFC. Mr. Lindner's business address is 3955 Montgomery Road, Cincinnati, Ohio 45212.

               2. Richard E. Lindner is a private investor. He was Chairman of the Board and Chief Executive Officer of Thriftway, Inc. (a privately-held supermarket chain) until its sale in March 1995. He is presently a director of AFC. Mr. Lindner's business address is 4901 Hunt Road, Cincinnati, Ohio 45242, Cincinnati, Ohio 45242.

               3. Ronald F. Walker's principal occupation is as an executive of AFC. He is presently a director of AFC. Mr. Walker's business address is 580 Walnut Street, Cincinnati, Ohio 45202.

               4. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Premier.

               5. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

               6. Robert C. Lintz's principal occupation is as a Vice President of AFC.

               7. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Premier.

               8. Fred J. Runk's present principal occupation is as Senior Vice President and Treasurer of American Premier.

               The Lindner Family and American Premier may be deemed to be controlling persons with respect to AFC.

                    Unless otherwise noted, the business address of American Premier, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

               None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Exhibit 2
                                      AGREEMENT

               This Agreement executed this  7th day of April, 1995,  is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

               WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

               WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

               WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

               NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                        AMERICAN PREMIER GROUP, INC.
                                        AMERICAN FINANCIAL CORPORATION

                                        By:/s/ James E. Evans

                                             James E. Evans
                                        Vice President & General Counsel

                                        /s/ Carl H. Lindner
                                        Carl H. Lindner

                                        /s/ Carl H. Lindner III
                                        Carl H. Lindner III

                                        /s/ S. Craig Lindner
                                        S. Craig Lindner

                                        /s/ Keith E. Lindner
                                        Keith E. Lindner

          Exhibit 3


                                  POWER OF ATTORNEY



               I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,   I  have  hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ Carl H. Lindner
                                        Carl H. Lindner

                                  POWER OF ATTORNEY



               I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have   hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ Carl H. Lindner III
                                        Carl H. Lindner III

                                  POWER OF ATTORNEY



               I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have   hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ S. Craig Lindner
                                        S. Craig Lindner

                                  POWER OF ATTORNEY



               I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have   hereunto  set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                        /s/ Keith E. Lindner
                                        Keith E. Lindner